# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xponential Fitness, Inc., CIK 0001802156
CUSIP: 98422X101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17877 Von Karman Ave., Suite 100, Irvine, California (CA), 92614
Date of event which requires filing of this statement: 09/11/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-21-101436
Filed by CIK 0001009268

## Reporting persons
- D. E. Shaw & Co., L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,276,973; sole dispositive power 0; shared dispositive power 3,276,973; aggregate amount beneficially owned 3,276,973 (8.9% of the class)
  Comment: This percentage figure is based upon 36,908,960 shares of Class A Common Stock outstanding, composed of: (i) 35,097,000 shares of Class A Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 8, 2025, and (ii) 1,811,960 shares of Class A Common Stock issuable upon conversion of convertible preferred securities.
- D. E. Shaw & Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,276,973; sole dispositive power 0; shared dispositive power 3,276,973; aggregate amount beneficially owned 3,276,973 (8.9% of the class)
  Comment: This percentage figure is based upon 36,908,960 shares of Class A Common Stock outstanding, composed of: (i) 35,097,000 shares of Class A Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 8, 2025, and (ii) 1,811,960 shares of Class A Common Stock issuable upon conversion of convertible preferred securities.
- D. E. Shaw Adviser II, L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,276,973; sole dispositive power 0; shared dispositive power 3,276,973; aggregate amount beneficially owned 3,276,973 (8.9% of the class)
  Comment: This percentage figure is based upon 36,908,960 shares of Class A Common Stock outstanding, composed of: (i) 35,097,000 shares of Class A Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 8, 2025, and (ii) 1,811,960 shares of Class A Common Stock issuable upon conversion of convertible preferred securities.
- D. E. Shaw Manager II, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,276,973; sole dispositive power 0; shared dispositive power 3,276,973; aggregate amount beneficially owned 3,276,973 (8.9% of the class)
  Comment: This percentage figure is based upon 36,908,960 shares of Class A Common Stock outstanding, composed of: (i) 35,097,000 shares of Class A Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 8, 2025, and (ii) 1,811,960 shares of Class A Common Stock issuable upon conversion of convertible preferred securities.
- D. E. Shaw Galvanic Portfolios, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,276,973; sole dispositive power 0; shared dispositive power 3,276,973; aggregate amount beneficially owned 3,276,973 (8.9% of the class)
  Comment: This percentage figure is based upon 36,908,960 shares of Class A Common Stock outstanding, composed of: (i) 35,097,000 shares of Class A Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 8, 2025, and (ii) 1,811,960 shares of Class A Common Stock issuable upon conversion of convertible preferred securities.
- D. E. Shaw Adviser, L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Subsequent to our most recent filing for this Issuer dated February 14, 2025, D. E. Shaw Adviser, L.L.C., D. E. Shaw Manager, L.L.C., and DESALKIV Portfolios, L.L.C. ceased to be the beneficial owners of more than five percent of the class of securities. Accordingly, Item 5 has been checked in respect of these reporting persons.
- D. E. Shaw Manager, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Subsequent to our most recent filing for this Issuer dated February 14, 2025, D. E. Shaw Adviser, L.L.C., D. E. Shaw Manager, L.L.C., and DESALKIV Portfolios, L.L.C. ceased to be the beneficial owners of more than five percent of the class of securities. Accordingly, Item 5 has been checked in respect of these reporting persons.
- DESALKIV Portfolios, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Subsequent to our most recent filing for this Issuer dated February 14, 2025, D. E. Shaw Adviser, L.L.C., D. E. Shaw Manager, L.L.C., and DESALKIV Portfolios, L.L.C. ceased to be the beneficial owners of more than five percent of the class of securities. Accordingly, Item 5 has been checked in respect of these reporting persons.
- David E. Shaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,276,973; sole dispositive power 0; shared dispositive power 3,276,973; aggregate amount beneficially owned 3,276,973 (8.9% of the class)
  Comment: This percentage figure is based upon 36,908,960 shares of Class A Common Stock outstanding, composed of: (i) 35,097,000 shares of Class A Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 8, 2025, and (ii) 1,811,960 shares of Class A Common Stock issuable upon conversion of convertible preferred securities.

## Item 1. Issuer
Name of issuer: Xponential Fitness, Inc.
Address of issuer's principal executive offices: 17877 Von Karman Ave., Suite 100, Irvine, CA 92614

## Item 2. Person Filing
Name of person filing:
D. E. Shaw & Co., L.P.
D. E. Shaw & Co., L.L.C.
D. E. Shaw Adviser II, L.L.C.
D. E. Shaw Manager II, L.L.C.
D. E. Shaw Galvanic Portfolios, L.L.C.
D. E. Shaw Adviser, L.L.C.
D. E. Shaw Manager, L.L.C.
DESALKIV Portfolios, L.L.C.
David E. Shaw
Address of principal business office or, if none, residence:
The business address for each reporting person is:
Two Manhattan West
375 Ninth Avenue, 52nd Floor
New York, NY 10001
Citizenship:
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Adviser II, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Manager II, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Galvanic Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Adviser, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Manager, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
DESALKIV Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
D. E. Shaw & Co., L.P.: 3,276,973 shares
This is composed of (i) 1,811,960 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire through convertible preferred securities and (ii) 1,465,013 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C.

D. E. Shaw & Co., L.L.C.: 3,276,973 shares
This is composed of (i) 1,811,960 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire through convertible preferred securities and (ii) 1,465,013 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C.

D. E. Shaw Adviser II, L.L.C.: 3,276,973 shares
This is composed of (i) 1,811,960 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire through convertible preferred securities and (ii) 1,465,013 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C.

D. E. Shaw Manager II, L.L.C.: 3,276,973 shares
This is composed of (i) 1,811,960 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire through convertible preferred securities and (ii) 1,465,013 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C.

D. E. Shaw Galvanic Portfolios, L.L.C.: 3,276,973 shares
This is composed of (i) 1,811,960 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire through convertible preferred securities and (ii) 1,465,013 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C.

D. E. Shaw Adviser, L.L.C.: 0 shares

D. E. Shaw Manager, L.L.C.: 0 shares

DESALKIV Portfolios, L.L.C.: 0 shares

David E. Shaw: 3,276,973 shares
This is composed of (i) 1,811,960 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire through convertible preferred securities and (ii) 1,465,013 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member of D. E. Shaw Adviser II, L.L.C., which in turn is the investment adviser of D. E. Shaw Galvanic Portfolios, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Manager II, L.L.C., which in turn is the manager of D. E. Shaw Galvanic Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 3,276,973 shares as described above constituting 8.9% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 3,276,973 shares.
Percent of class:
D. E. Shaw & Co., L.P.: 8.9%
D. E. Shaw & Co., L.L.C.: 8.9%
D. E. Shaw Adviser II, L.L.C.: 8.9%
D. E. Shaw Manager II, L.L.C.: 8.9%
D. E. Shaw Galvanic Portfolios, L.L.C.: 8.9%
D. E. Shaw Adviser, L.L.C.: 0%
D. E. Shaw Manager, L.L.C.: 0%
DESALKIV Portfolios, L.L.C.: 0%
David E. Shaw: 8.9%
Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
D. E. Shaw Adviser II, L.L.C.: 0 shares
D. E. Shaw Manager II, L.L.C.: 0 shares
D. E. Shaw Galvanic Portfolios, L.L.C.: 0 shares
D. E. Shaw Adviser, L.L.C.: 0 shares
D. E. Shaw Manager, L.L.C.: 0 shares
DESALKIV Portfolios, L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 3,276,973 shares
D. E. Shaw & Co., L.L.C.: 3,276,973 shares
D. E. Shaw Adviser II, L.L.C.: 3,276,973 shares
D. E. Shaw Manager II, L.L.C.: 3,276,973 shares
D. E. Shaw Galvanic Portfolios, L.L.C.: 3,276,973 shares
D. E. Shaw Adviser, L.L.C.: 0 shares
D. E. Shaw Manager, L.L.C.: 0 shares
DESALKIV Portfolios, L.L.C.: 0 shares
David E. Shaw: 3,276,973 shares
Sole power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
D. E. Shaw Adviser II, L.L.C.: 0 shares
D. E. Shaw Manager II, L.L.C.: 0 shares
D. E. Shaw Galvanic Portfolios, L.L.C.: 0 shares
D. E. Shaw Adviser, L.L.C.: 0 shares
D. E. Shaw Manager, L.L.C.: 0 shares
DESALKIV Portfolios, L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 3,276,973 shares
D. E. Shaw & Co., L.L.C.: 3,276,973 shares
D. E. Shaw Adviser II, L.L.C.: 3,276,973 shares
D. E. Shaw Manager II, L.L.C.: 3,276,973 shares
D. E. Shaw Galvanic Portfolios, L.L.C.: 3,276,973 shares
D. E. Shaw Adviser, L.L.C.: 0 shares
D. E. Shaw Manager, L.L.C.: 0 shares
DESALKIV Portfolios, L.L.C.: 0 shares
David E. Shaw: 3,276,973 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 3: Joint Filing Agreement, by and among the Reporting Persons, dated September 18, 2025.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (09/18/2025)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (09/18/2025)
- D. E. Shaw Adviser II, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (09/18/2025)
- D. E. Shaw Manager II, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (09/18/2025)
- D. E. Shaw Galvanic Portfolios, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (09/18/2025)
- D. E. Shaw Adviser, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (09/18/2025)
- D. E. Shaw Manager, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (09/18/2025)
- DESALKIV Portfolios, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (09/18/2025)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (09/18/2025)
Comment: Exhibit 1: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 2: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.